# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ituran Location & Control Ltd., CIK 0001337117
CUSIP: M6158M104
Title of class of securities: Ordinary Shares, Par Value NIS 0.331/3 per share
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel (L3), 58001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-06-000248
Filed by CIK 0001351463

## Reporting persons
- Izzy Sheratzky: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,077,317; sole dispositive power 0; shared dispositive power 4,077,317; aggregate amount beneficially owned 4,077,317 (19.85% of the class)

## Item 1. Issuer
Name of issuer: Ituran Location & Control Ltd.
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel, 58001

## Item 2. Person Filing
Name of person filing: Izzy Sheratzky.
Address of principal business office or, if none, residence: c/o Ituran Location & Control Ltd., 3 Hashikma Street, Azour, 58001, Israel.
Citizenship: Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,077,317 ordinary shares of the issuer.

This amount is composed of 1,365 ordinary shares directly held by Mr. Sheratzky's wife, Maddie Sheratzky (with respect to which Mr. Sheratzky is deemed to have shared voting and dispositive power); and 4,075,952 ordinary shares held by Moked Ituran Ltd ("Moked").

Mr. Sheratzky is the controlling person of Moked Services, Information, Management and Investments Ltd, which holds 38% of the share capital and 51.4% of the voting rights of Moked, the holder of approximately 19.85% of the issuer's share capital. In view of the above and the shareholders agreement among the shareholders of Moked, Mr. Sheratzky is deemed to have shared voting and dispositive power with respect to Moked's shares of the issuer. The Moked's shareholders agreement, and its first and second amendment, are incorporated herein by reference as exhibits.
Percent of class: 19.85% (calculated based on the amount of the outstanding ordinary shares of the issuer, exclusive of the ordinary shares held by the issuer).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,077,317
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,077,317

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: As noted above, Mr. Sheratzky is the controlling person of Moked Services, Information, Management and Investments Ltd., which holds shares of the issuer through Moked Ituran Ltd. See Item 4(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Shareholders agreement dated May 28, 1998, as amended on September 6, 2005 and on 17 September 2014, attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, are incorporated by reference herein. https://www.sec.gov/Archives/edgar/data/1337117/000117891306000248/zk62218.htm

The second amendment to Shareholders Agreement dated May 28, 1998, from September 17, 2014 attached as Exhibit (c) to form 13G filed by this reporting person on February 17, 2015, are incorporated by reference herein. https://www.sec.gov/Archives/edgar/data/1337117/000117891315000487/exhibit_c.htm

## Signatures
- Izzy Sheratzky: /s/ Izzy Sheratzky, Izzy Sheratzky (02/12/2025)